United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 12, 2025		Director of Investor Relations

CLOSING ANNOUNCEMENT

OF THE PUBLIC OFFERING OF THE 11TH (ELEVENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, IN 3 (THREE) SERIES, OF THE UNSECURED TYPE, FOR PUBLIC DISTRIBUTION, UNDER THE RITE OF AUTOMATIC REGISTRATION, OF THE

VALE S.A.

CNPJ/MF No. 33.592.510/0001-54 - NIRE 33.300.019.766
Publicly-held company
Praia de Botafogo, nº 186, rooms 901, 1101, 1601 (part), 1701 and 1801
CEP 22250-145, Rio de Janeiro-RJ

in the total amount of
R$ 6,000,000,000.00
(six billion reais)

ISIN CODE FOR FIRST SERIES DEBENTURES: BRVALEDBS0D9
ISIN CODE FOR SECOND SERIES DEBENTURES: BRVALEDBS0E7
ISIN CODE FOR THIRD SERIES DEBENTURES: BRVALEDBS0F4

RISK CLASSIFICATION OF THE ISSUANCE, ON A NATIONAL SCALE, CARRIED OUT BY MOODY'S – "AAA. (bra)"

This classification was carried out on May 23, 2025, and the characteristics of the debentures are subject to change.

THE REGISTRATION OF THE DEBENTURES OFFERING WAS AUTOMATICALLY GRANTED BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION ("CVM") ON JUNE 9 , 2025, UNDER THE FOLLOWING NUMBERS:

REGISTRATION OF FIRST SERIES DEBENTURES WITH THE CVM:
CVM/SRE/AUT/DEB/PRI/2025/419
REGISTRATION OF SECOND SERIES DEBENTURES WITH THE CVM:
CVM/SRE/AUT/DEB/PRI/2025/420
REGISTRATION OF THIRD SERIES DEBENTURES WITH THE CVM:
CVM/SRE/AUT/DEB/PRI/2025/421

1. IDENTIFICATION OF THE ISSUER AND COORDINATORS

VALE **S.A.**, a corporation registered as an issuer of securities, category "A", before the Brazilian Securities and Exchange Commission ("**CVM**"), in the operational phase,

classified as an issuer with great exposure to the market and in the category of frequent issuer of fixed income securities - EFRF with headquarters at Praia de Botafogo, nº 186, rooms 901, 1101, 1601 (part), 1701 and 1801, CEP 22.250-145, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Registry of Legal Entities of the Ministry of Finance ("**CNPJ/MF"**) under No. 33.592.510/0001-54, with its articles of incorporation duly filed with the Board of Trade of the State of Rio de Janeiro, under the Identification Number of the Registry of Companies - NIRE 33.300.019.766 ("**Issuer**"), together with **ITAÚ BBA ASSESSORIA FINANCEIRA S.A.**, an intermediary institution that is part of the securities distribution system, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima nº 3.500, 1st, 2nd, 3rd (Part), 4th and 5th floors, CEP 04.538-132, registered with the CNPJ/MF under No. 04.845.753/0001-59 ("**Lead Coordinator**"), **XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A.**, a financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 501, Bloco I, Botafogo, CEP 22290-210, registered with the CNPJ/MF under nº 02.332.886/0001-04 (**"XP"), UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A.**, a financial institution, belonging to the UBS **BB SERVIÇOS DE ASSESSORIA FINANCEIRA E PARTICIPAÇÕES S.A. group.**, a member of the securities distribution system, incorporated as a corporation, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 4.440, 4º andar (part), CEP 04538-132, registered with the CNPJ/MF under nº 02.819.125/0001-73 ("**UBS BB"), BANCO BRADESCO BBI S.A.**, a financial institution that is part of the securities distribution system, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek nº 1.309, 10th floor, Vila Nova Conceição, CEP 04.543-011, registered with the CNPJ/MF under No. 06.271.464/0073-93 ("**Bradesco**"), **BTG PACTUAL INVESTMENT BANKING LTDA.**, a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n° 3.477, 12º andar, Itaim Bibi, CEP 04.538-133, registered with the CNPJ/MF under No. 46.482.072/0001-13 ("**BTG**") and **BANCO SANTANDER (BRASIL) S.A.**, a financial institution that is part of the securities distribution system, headquartered in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitschek, No. 2,041 and 2,235 (Block A), Vila Olímpia, CEP 04.543-011, registered with the CNPJ/MF under No. 90.400.888/0001-42 ("**Santander**", together with the Lead Coordinator, XP, UBS BB, Bradesco and BTG, the "**Coordinators**"), hereby communicate, pursuant to Article 76, and Annex M, of CVM Resolution No. 160, of July 13, 2022, as amended ("**CVM Resolution 160**"), the closing of the public offering of the 11th (eleventh) issue of 6,000,000 (six million) simple debentures, not convertible into shares, of the unsecured type, in three (3) series, for public distribution, under the rite of automatic registration of distribution of the Issuer ("**Debentures**"), intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("**Professional Investors**"), and is, therefore, subject to the rite of automatic registration of public offering for the distribution of securities, pursuant to article 26, item IV, item "a", and article 27, item I, of CVM Resolution 160 and article 19

of Law No. 6,385, of December 7, 1976, as amended ("**Offering**"), as provided for in the *"Private Deed of Issuance of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Registration of Distribution Rite, of the Eleventh Issue of Vale S.A."* entered into on May 23, 2025, between the Issuer and **PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS**, A FINANCIAL INSTITUTION, HEADQUARTERED IN THE CITY OF Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 4.200, block 08, rooms 302B, 303B and 304B, Barra da Tijuca, CEP 22640-102, registered with the CNPJ/MF under No. 17.343.682/0001-38, in the capacity of representative of the holders of the Debentures ("**Fiduciary Agent**" and "**Original Deed of Issue**", respectively), as amended by the *"First Amendment to the Private Deed of Issue of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Registration Rite of Distribution, of the Eleventh Issue of Vale S. A."* ("**First Amendment to the Original Deed of Issue**" and, together with the Original Deed of Issue, the "**Deed of Issue**"), entered into on June 6, 2025, between the Issuer and the Trustee.

The Issuer undertook to use the funds obtained through the issuance of the Debentures for future payment or for the reimbursement of expenses, expenses or debts that have been incurred in a period equal to or less than thirty-six (36) months prior to the closing date of the offering, related to the Investment Projects, as detailed below and in the Deed of Issue.

FICO Project	
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Executive project and implementation work of part of the Midwest Integration Railway (FICO), comprising railway infrastructure and superstructure with an extension of 383 kilometers, 30 OAEs, in addition to the construction of 12 railway yards and 1 railway pera. FICO will be built as class 1, COPANT 477.
Start Date of Investment Projects	23/03/2022.
Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2028.

Social or Environmental Benefits Arising from the Implementation of Investment Projects	(i) Provide an alternative in the routing of cargo to the ports of the North and Northeast, especially those produced in Goiás, Mato Grosso and Rondônia, and thus reduce the route and cost of maritime transportation of grains and ores exported to ports in the Atlantic Ocean, Europe, the Middle East and Asia. (ii) Increase agro-industrial production in the region, motivated by better conditions of access to national and international markets. (iii) To enable and stimulate the exploration of mineral reserves that are still little explored.
Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$9,927,837,733.00.
Issuance Amount Allocated to Investment Projects	R$4,426,240,726.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$1,465,664,761.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	45%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	Protocol No. 308818.0054807/2024; Process No. 50000.030598/2024-15.

EFVM Project

Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Renewal of permanent track machine fleet and renewal of locomotive fleets.
Start Date of Investment Projects	01/01/2020.
Current Phase of Investment Projects	In development.
Estimated Date for Closing of Investment Projects	31/12/2029.
Social or Environmental Benefits Arising from the Implementation of Investment Projects	In the case of the VP EFVM Machine Fleet Renewal, the project brings the following improvements to the railroad: (i) compliance with requirements for the elimination and/or minimization of EFVM's business risks and security standards; (ii) treatment of the current situation of obsolescence of machines and their operating systems; (iii) 5.4% increase in the operational availability of the renewed large and medium-sized fleets (iv) process optimization and resizing of the fleet of track machines, projecting "savings" in the acquisition and maintenance of 69 assets. (v) increasing the level of personal and operational safety in critical maintenance activities; (vi) increase and/or restoration of production/capacity of equipment fleets; (vii) standardization of fleets and the execution of activities in a mechanized manner; Such improvements entail socio-environmental benefits to the extent that the project, by contributing to

	operational safety, supports the mitigation of risks of events with communities and potential environmental damage in railway operations. In addition, the project reduces the diesel consumption of current equipment on the EFVM railroad, thus reducing Vale's Scope 1 emissions (a category used to describe emissions created directly by the company). In the case of the EFVM Locomotive Fleet Renewal, the fleet renewal will bring as benefits the suppression of obsolescences inherent to the Dash fleet, increased tractor effort because it is AC (alternating current) traction technology and because it uses a more modern 12-cylinder diesel engine (current Dash fleet is 16) up to 6% fuel savings are expected.
Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$1,208,640,319.00.
Issuance Amount Allocated to Investment Projects	R$911,777,228.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$111,777,228.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	75%.
Other Sources of Funds from Investment Projects	Own resources.

Protocol and Process Number before the Ministry	Protocol No. 308818.0071635/2025; Process No. 50000.021950/2025-11.

EFC Project	
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/000154).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Acquisition of a new fleet of locomotives and replacement of locomotive fleets.
Start Date of Investment Projects	01/06/2022.
Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2030.
Social or Environmental Benefits Arising from the Implementation of Investment Projects	For the projects, as requested in the technical specification, the locomotives will be adapted for operation with 25% biodiesel (B25), above government regulations, thus contributing to the reduction of Greenhouse Gas (GHG) emissions.
Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$713,533,457.00.
Issuance Amount Allocated to Investment Projects	R$661,982,046.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or	R$1,982,046.00.

Debts related to Investment Projects	
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	93%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	Protocol No. 308818.0071646/2025; Process No. 50000.021538/2025-92.

The Debentures, therefore, were issued in the manner provided for in Article 2 of Law No. 12,431, of June 24, 2011, as amended ("**Law 12,431**"), considering that the Investment Projects referred to above were framed, pursuant to Article 2 of Law 12,431, of Decree No. 11,964, of March 26, 2024 ("**Decree 11,964**") and Ordinance of the Ministry of Transport No. 689, of July 17, 2024, as amended by Ordinance No. 201, of March 5, 2025 ("**Ordinance MT 689**") as priorities, observing the protocols carried out with the Ministry of Transport described above.

The terms beginning in capital letters, whether in the singular or plural, and used in this "*Announcement of the Closing of the Distribution Offer of the 11th (Eleventh) Issue of Simple Debentures, Non-Convertible into Shares, in 3 (Three) Series, of the Unsecured Type, for Public Distribution, under the Automatic Registration Rite of Vale S.A.*" ("**Closing Notice**"), which are not defined herein, shall have the meaning ascribed to them in the Deed of Issue.

2. SECURITIES DATA

Six million (6,000,000) debentures were subscribed and paid **in, of which (i)** two million (2,000,000) debentures of the First Series; **(ii)** 2,000,000 (two million) debentures of the Second Series; and **(iii)** 2,000,000 (two million) debentures of the Third Series, all with a unit face value of R$ 1,000.00 (one thousand reais), on the date of issuance of the Debentures, that is, May 15, 2025 ("**Issue Date**"), totaling R$ 6,000,000,000.00 (six billion reais). reais). The Debentures were issued in nominative, book-entry form, without issuance of cautions or certificates, and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper, and, additionally, in relation to the Debentures that are held in electronic custody at B3, as the case may

be, the statement will be issued by this statement in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures.

3. BOOKKEEPER

The institution hired to provide bookkeeping services is **ITAÚ CORRETORA DE VALORES S.A.**, a financial institution headquartered in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, parte, Itaim Bibi, CEP 04.538-132, registered with the CNPJ/MF under No. 61.194.353/0001-64.

4. INTERMEDIARY INSTITUTIONS INVOLVED IN THE DISTRIBUTION OF DEBENTURES

In addition to the Coordinators, qualified above, the following institutions participated in the distribution of the Debentures: **(i)** Banco Andbank (Brasil) S.A., registered with the CNPJ/MF under No. 48.795.256/0001-69; **(ii)** Ativa Investimentos S.A. Corretora de Títulos, Câmbio e Valores, registered with the CNPJ/MF under No. 33.775.974/0001-04; **(iii)** BB-Banco de Investimento S.A., registered with the CNPJ/MF under No. 24.933.830/0001-30; **(iv)** Banco Daycoval S.A., registered with the CNPJ/MF under No. 62.232.889/0001-90; **(v)** RB Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 89.960.090/0001-76; **(vi)** Safra Wealth DTVMob Ltda, registered with the CNPJ/MF under No. 01.638.542/0001-57; **(vii)** Terra Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 03.751.794/0001-13; **(viii)** Unicred Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 53.899.051/0001-63; **(ix)** Renascença Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 62.287.735/0001-03; **(x)** Ágora Corretora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 74.014.747/0001-35; **and (xi)** UBS (Brasil) Corretora de Valores S.A., registered with the CNPJ/MF under No. 61.809.182/0001-30 (together, the "**Special Participants**").

5. FINAL DISTRIBUTION DATA

First Series Debentures		
Type of Investor	**Number of Subscribers**	**Number of Debentures Subscribed and Paid in**
Individuals	3.415	937.621
Investment Clubs	-	-
Investment Funds	55	264.100
Private Pension Entities	-	-

Insurance Companies	-	-
Foreign Investors	-	-
Intermediary Institutions participating in the distribution consortium	1	132.573
Financial institutions linked to the Issuer and/or the distribution consortium participants	5	662.869
Other Financial Institutions	-	-
Other Legal Entities linked to the Issuer and/or the participants of the distribution consortium	-	-
Other Legal Entities	5	2.837
Partners, Administrators, Employees, Agents and other persons linked to the Issuer and the participants of the distribution consortium	-	-
TOTAL	3.481	2.000.000

Second Series Debentures		
Type of Investor	**Number of Subscribers**	**Number of Debentures Subscribed and Paid in**
Individuals	729	262.814
Investment Clubs	-	-
Investment Funds	6	4.355
Private Pension Entities	-	-
Insurance Companies	-	-
Foreign Investors	-	-
Intermediary Institutions participating in the distribution consortium	1	288.220
Financial institutions linked to the Issuer and/or the distribution consortium participants	5	1.441.096
Other Financial Institutions	-	-
Other Legal Entities linked to the Issuer and/or the participants of the distribution consortium	-	-

Other Legal Entities	5	3.515
Partners, Administrators, Employees, Agents and other persons linked to the Issuer and the participants of the distribution consortium	-	-
TOTAL	746	2.000.000

Third Series Debentures		
Type of Investor	**Number of Subscribers**	**Number of Debentures Subscribed and Paid in**
Individuals	563	244.690
Investment Clubs	-	-
Investment Funds	1	700
Private Pension Entities	-	-
Insurance Companies	-	-
Foreign Investors	-	-
Intermediary Institutions participating in the distribution consortium	1	291.601
Financial institutions linked to the Issuer and/or the distribution consortium participants	5	1.458.006
Other Financial Institutions	1	2.000
Other Legal Entities linked to the Issuer and/or the participants of the distribution consortium	-	-
Other Legal Entities	6	3.003
Partners, Administrators, Employees, Agents and other persons linked to the Issuer and the participants of the distribution consortium	-	-
TOTAL	577	2.000.000

Considering that there was no excess demand higher than 1/3 (one third) of the number of Debentures initially offered, the placement of the Debentures before Related Persons (as defined in the Deed of Issue) was allowed, so that the investment intentions made by Professional Investors of the Offering who were Related Persons were not automatically canceled, pursuant to Article 56 of CVM Resolution 160.

PURSUANT TO ARTICLES 9, ITEM I, AND 23, PARAGRAPH 1, OF CVM RESOLUTION 160, THE DISCLOSURE OF THE PROSPECTUS AND THE OFFER SHEET FOR THE REALIZATION OF THIS OFFERING WAS WAIVED.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO ARTICLE 26, ITEM IV, ITEM "A", OF CVM RESOLUTION 160 AND, THEREFORE, IS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION PROCEDURE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.

CONSIDERING THAT THE OFFERING IS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION, THE REGISTRATION OF THE OFFERING DID NOT REQUIRE PRIOR ANALYSIS AND DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR A JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES DISTRIBUTED. IN THIS SENSE, THE DOCUMENTS RELATED TO THE DEBENTURES AND THE OFFERING WERE NOT SUBJECT TO PRIOR REVIEW BY THE CVM OR BY ANY SELF-REGULATORY ENTITY, INCLUDING, WITHOUT LIMITATION, ALL THE DOCUMENTS OF THE OFFERING AND THIS CLOSING ANNOUNCEMENT.

THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER TO SELL SECURITIES.

The date of this Closing Announcement is June 12, 2025.

Autorregulação ANBIMA – Ofertas Públicas | Autorregulação ANBIMA – Coordenadores de Ofertas Públicas | Autorregulação ANBIMA – Agente Fiduciário

Lead Coordinator

itaú BBA

Coordinators

bradesco bbi

btg pactual

Santander

UBS BB Investment Bank

XP investment banking